Exhibit 99.1

F-1

SKK HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	1,861	3,007
Accounts receivable, net	1,381	1,881
Inventories	46	43
Contract assets	5,686	4,671
Deposits, prepayments and other receivables	897	890

Total current assets	9,871	10,492

Non-current assets
Property and equipment, net	17,574	14,687
Right-of-use assets, net	594	601
Intangible assets	-	1

Total non-current assets	18,168	15,289

TOTAL ASSETS	28,039	25,781

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	2,765	3,757
Amounts due to related parties	6,284	5,949
Bank borrowings	2,432	2,558
Lease liabilities	834	811
Income tax payable	592	284

Total current liabilities	12,907	13,359

Long-term liabilities
Bank borrowings	5,884	3,452
Lease liabilities	2,045	1,626

Total long-term liabilities	7,929	5,078

TOTAL LIABILITIES	20,836	18,437

Shareholders’ equity
Ordinary share, par value US$0.00025, 2,000,000,000 shares authorized, 15,625,000 ordinary shares issued and outstanding	4	4
Additional paid-in capital	6,967	6,967
Accumulated other comprehensive loss	(203)	(277)
Retained earnings	435	650

Total shareholders’ equity	7,203	7,344

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	28,039	25,781

See accompanying notes to consolidated financial statements.

F-2

SKK HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Revenue, net	6,188	4,019

Cost of revenues (excluded depreciation and amortization expenses)	(4,012)	(2,776)
Selling and distribution expenses	(192)	(154)
General and administrative expenses	(1,934)	(1,534)

	(6,138)	(4,464)

Profit (Loss) from operations	50	(445)

Other expenses
Interest income	2	*
Interest expenses	(246)	(156)
(Loss) Gain on disposal of property and equipment	(141)	28
Government grants	3	30
Other incomes	117	*

Total other expenses, net	(265)	(98)

Loss before income taxes	(215)	(543)

Income tax expense	-	(5)

NET LOSS	(215)	(548)

Other comprehensive loss
Foreign currency translation adjustment	74	(53)

COMPREHENSIVE LOSS	(141)	(601)

Net loss per share
Basic and Diluted	(0.01)	(0.04)

Weighted average number of ordinary shares outstanding
Basic and Diluted (’000)	15,625	13,875

*	Reflects expenses that are immaterial in amount.

See accompanying notes to consolidated financial statements.

F-3

SKK HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares		Additional	Accumulated other		Total
	No. of shares	Amount	paid-in capital	comprehensive loss	Retained earnings	shareholders’ equity
	’000	$’000	$’000	$’000	$’000	$’000

Balance as of January 1, 2025	15,625	4	6,967	(277)	650	7,344

Foreign currency translation adjustment	-	-	-	74	-	74
Net loss for the period	-	-	-	-	(215)	(215)

Balance as of June 30, 2025	15,625	4	6,967	(203)	435	7,203

	Ordinary Shares		Additional	Accumulated other	Retained earnings /	Total
	No. of shares	Amount	paid-in capital	comprehensive income (loss)	Accumulated deficits	shareholders’ equity
	’000	$’000	$’000	$’000	$’000	$’000

Balance as of January 1, 2024	13,875	3	1,834	10	206	2,053

Foreign currency translation adjustment	-	-	-	(53)	-	(53)
Net loss for the period	-	-	-	-	(548)	(548)

Balance as of June 30, 2024	13,875	3	1,834	(43)	(342)	1,452

See accompanying notes to consolidated financial statements.

F-4

SKK HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Cash flows from operating activities
Net loss before income taxes	(215)	(543)
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation of property and equipment	789	717
Depreciation of right-of-use assets	45	-
Amortization of intangible assets	1	8
Loss on disposal of property and equipment	(140)	(28)

Change in operating assets and liabilities
Accounts receivable	675	423
Inventories	-	1
Accounts payable and accrued liabilities	(1,240)	(705)
Contract assets	(704)	211
Income tax payable	289	(60)

Net cash provided by (used in) operating activities	(500)	24

Cash flows from investing activities
Purchase of property and equipment	(3,327)	(252)
Proceeds from disposal of property and equipment	580	68

Net cash used in investing activities	(2,747)	(184)

Cash flows from financing activities
Proceed of bank borrowings	1,907	318
Amount due to related parties	(62)	-
Dividend payment	-	(273)
Repayment of lease liabilities	446	-

Net cash provided by financing activities	2,291	45

Effect on exchange rate change on cash and cash equivalents	(190)	(11)

Net change in cash and cash equivalents	(1,146)	(126)

BEGINNING OF PERIOD	3,007	350

END OF PERIOD	1,861	224

SUPPLEMENTAL CASH FLOWS INFORMATION
Cash (refund) paid for income taxes	(289)	66
Cash paid for interest	246	156

See accompanying notes to consolidated financial statements.

F-5

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

SKK Holdings Limited (“SKK Holdings”) was incorporated in the Cayman Islands on March 27, 2023 under the Companies Act as an exempted company with limited liability. On incorporation, the Company’s authorized share capital was $500,000 divided into 500,000,000 Ordinary Shares, par value $0.001 each. On January 8, 2024, the Company’s shareholders passed resolutions to effect a 1:4 share sub-division (a “forward stock split”) and to change the Company’s authorized share capital to $500,000 divided into 2,000,000,000 ordinary shares, of a par value of $0.00025 each.

SKK Holdings, through its subsidiaries (collectively referred to as the “Company”) are mainly engaged civil engineering service provider that specialize in subsurface utility works in Singapore. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to electrical and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

SKK Group Limited (“SKK Group”)	● British Virgin Islands company ● Incorporated on April 19, 2023 ● Issued and outstanding 1 ordinary share for US$1 ● Investment holding ● Provision of investment holding	100% owned by SKK Holdings

SKK Works Pte Ltd (“SKK”)	● Singaporean company ● Incorporated on October 16, 2013 ● Issued and outstanding 8,698,800 ordinary shares for S$8,698,800 ● Construction installation NEC	100% owned by SKK Group
SKK Works M&E Pte Ltd (“SKK (M&E)”)	● Singaporean company ● Incorporated on March 1, 2018 ● Issued and outstanding 100,000 ordinary shares for S$100,000 ● General contractors and civil engineering	100% owned by SKK

Reorganization

Since 2023, the Company completed several transactions for the purposes of a group reorganization, as below:-

On February 28, 2023, Ms. Liao and Mr. Ng (initial shareholders) and Ace Champion entered into the Acquisition Agreement, pursuant to which Ace Champion acquired 4.95% shareholding interest of SKK Group (representing approximately 120,285 shares in SKK Group) from Ms. Liao.

On February 23, 2023, Ms. Liao and Mr. Ng (initial shareholders) and Falcon Summit entered into the Acquisition Agreement, pursuant to which Falcon Summit acquired 4.95% shareholding interest of SKK Group (representing approximately 120,285 shares in SKK Group) from Ms. Liao and Mr. Ng.

SKK Holdings was incorporated in the Cayman Islands with limited liability on March 27, 2023 and the initial 1 share (“Initial Share”) was transferred to Ms. Liao on the same date. The initial authorized share capital of SKK Holdings was 500,000,000 Shares of a par value of $0.001 each. On December 21, 2023, Ms. Liao, Mr. Ng, Mr. Tang, Ease Joy, and Novel Challenge to subscribe for 1,457,541; 413,558; 121,500; 218,700 and 218,700 Shares respectively for cash at par, representing approximately 59.98%, 17.02%, 5.00%, 9.00% and 9.00% of the issued share capital of the SKK Holdings respectively.

F-6

On the assumption the Election is made, Ms. Liao transferred 240,570 Shares in SKK Holdings (representing approximately 4.95% of the issued share capital of SKK Holdings) to Ace Champion in lieu of transferring shares in SKK to Ace Champion and Ms. Liao and Mr. Ng transferred 134,720 and 105,850 Shares in SKK Holdings (representing in aggregate approximately 4.95% of the issued share capital of SKK Holdings) respectively to Falcon Summit in lieu of transferring shares in SKK to Falcon Summit). Following such transfer, SKK Holdings is held as to 1,082,252; 307,708; 121,500; 240,570; 240,570; 218,700 and 218,700 Shares by Ms. Liao, Mr. Ng, Mr. Tang, Ace Champion, Falcon Summit, Ease Joy and Novel Challenge respectively representing approximately 44.54%, 12.66%, 5.00%, 9.90%, 9.90%, 9.00% and 9.00% respectively.

Mr. Ng, Ms. Liao, Mr. Tang and the Company entered into a reorganization agreement, pursuant to which Mr. Ng, Ms. Liao and Mr. Tang had on January 26, 2024 transferred their respective shares in the capital of SKK, representing in aggregate 100.0% of the issued share capital of SKK, to the Company’s nominee, SKK Group. In consideration thereof, the Company had allotted and issued 1,798,200, 510,300 and 121,500 Shares of the Company to Ms. Liao, Mr. Ng and Mr. Tang respectively, in accordance with and subject to the terms of the reorganization agreement.

Upon completion of the reorganization exercise, SKK is a wholly-owned subsidiary of SKK Group, which is in turn a wholly-owned subsidiary of the Company. Consequently, SKK (M&E), being a wholly-owned subsidiary of SKK, also became an indirect wholly-owned subsidiary of the Company. The Company is held by Ms. Liao, Mr. Ng, Mr. Tang, Ace Champion, Falcon Summit, Ease Joy and Novel Challenge as to 2,880,452; 818,008; 243,000; 240,570; 240,570; 218,700 and 218,700 Shares respectively, representing approximately 59.27%, 16.83%, 5.00%, 4.95%, 4.95%, 4.50% and 4.50% of the issued share capital of the Company, respectively.

During the years presented in these consolidated financial statements, the control of the entities has remained under the control of Ms. Liao, Mr. Ng, and Mr. Tang. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE－2 LIQUIDITY AND GOING CONCERN

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalents and its operating and capital expenditure commitments.

The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Company. For the six months ended June 30, 2025, the Company had negative cash flow from operating activities approximately $0.5 million and as of June 30, 2025, cash and cash equivalents approximately $1.9 million.

On October 8, 2024, the Company completed its initial public offering with the issuance of 1,750,000 Ordinary Shares at a price of $4.00 per share. The Company received gross proceeds in the amount of $7.0 million before deducting any underwriting discounts or expenses. In view of these circumstances, the management of the Company has given the consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

●	cash and cash equivalents generated from operations;
●	other available sources of financing from Singapore banks and other financial institutions;
●	financial support from the Company’s shareholders;
●	obtaining funds through a future public offering.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business.

Based on the above considerations, management believes that the Company has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Company will be successful in implementing the foregoing plans or additional financing will be available to the Company on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine the Company’s plans such as (i) client’s business and areas of operations in Singapore, (ii) changes in the demand for the Company’s projects, (iii) government policies, and (iv) economic conditions in Singapore. The Company’s inability to secure needed financing when required may require material changes to the Company’s business plan and could have a material impact on the Company’s financial conditions and result of operations.

F-7

NOTE－3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

●	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the allowance for expected credit loss on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right of use assets and impairment of long-lived assets, and deferred tax valuation allowance.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore, maintain their books and record in their local currency, Singapore Dollars (“S$”), which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the financial year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

F-8

Translation of amounts from S$ into US$ has been made at the following exchange rates for the six months ended June 30, 2025 and 2024:

		June 30, 2025		June 30, 2024

Year-end S$:US$ exchange rate	S$	1.2734	S$	1.3574

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case December be, at the rate on the date of the transaction and included in the results of operations as incurred.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore.

●	Accounts Receivable, net

Accounts receivables, net includes amounts billed under the contract terms. Depending on the established process between each individual client and the Company, payment terms are set forth in either the purchase orders, the Letter of Award (LOA), or the contract; the typical payment terms require settlement between 60 and 90 days after the work has been certified. The contract receivable amounts are stated at their net realizable value. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, the age of the accounts receivable balances, current economic conditions, and other factors relevant to assessing the collectability of such receivables. In applying the foregoing accounting policy for receivables, management regularly assesses gross outstanding receivables and the related allowance for bad debt by first considering certain qualitative factors, such as seeing how much is owed by the client, whether the balance is overdue or delinquent. In the event that the balance is overdue, management will conduct a root cause analysis to determine why it is overdue. Potential causes may dispute regarding the amount due because of agreed upon deliverables or product quality (amounts that are carried in contracts receivable should not be subject to dispute over quality or amount because all such amounts accounted for as contract receivable are only accrued if they are reasonably expected to be collected). Further in the management’s assessment is consideration if the client is still an ongoing client, which means that he is either regularly making payment in entirety or material partial payments against his balance, or the Company is still performing working on a project and that clients has historically made payment(s); management typically considers these type of clients and their related receivables as collectable and in good standing.

F-9

●	Contract Assets

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets have billing term with unconditional right to be billed beyond one year are classified as non-current assets.

●	Expected Credit Loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective January 1, 2019, the first day of the Company’s financial year and applied to contracts receivables, contract assets, retention receivable and other financial instruments. The adoption of this guidance did not materially impact on the net earning and financial position and has no impact on the cash flows.

●	Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

●	Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Computer and software	3 years
Furniture and fittings	5 years
Leasehold property	Remaining balance years
Machinery and equipment	1 – 10 years
Motor vehicles	10 years
Office equipment	3 – 5 years
Renovation	3 years

F-10

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Contract Liabilities

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset December not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

●	Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, starting January 1, 2020 using the modified retrospective method for contracts that were not completed as of the date of adoption. The adoption of this ASC 606 did not have a material impact on the Company’s consolidated financial statements. As discussed in Note 1, the Company provides civil engineering services to clients in numerous public utility projects, including but not limited to electrical and telecommunication cable laying works, water pipeline works and sewer rehabilitation works. The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as goods and services transfer to the clients. It is customary practice for the Company to have written agreements with its clients and revenue on oral or implied arrangements is generally not recognized.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

1.	Identify the contract(s) with a client;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts

The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed.

F-11

The contracts which the Company enters into with the clients are fixed price and provide for milestone billings based upon the attainment of specific project objectives to ensure the Company meets its contractual requirements. Additionally, contracts may include retentions or holdbacks paid at the end of a project to ensure that Company meets the contract requirements. The Company does not assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year.

Since the Company has concluded that the promises to be delivered on the contract would be one single performance obligation, no allocation of the transaction price is required and expected. As a civil engineering service provider, the Company recognizes revenue based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

The Company’s contract with the customer has payment terms specified based upon certain conditions completed. The Company will submit progress claim to the customer when the stage of the project is completed, and after the Company received the certificate from customer, the Company will issue a tax invoice to the customer. The final tax invoice is generally issued after the project completion and agreed by customer and the Company. As the Company’s customers are required to pay the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and that the Company would be able to collect substantially all of the consideration gradually at different stages. The timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance obligation in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered.

When the current estimates of the total amount of consideration expected to be received in exchange for transferring promised goods or services to the customer, and contract cost indicate a loss, a provision for the entire loss on the contract is made as soon as the loss become evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expense), and not as a reduction of revenue or a non-operating expense.

The Company’s contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may from time to time be estimated using the most likely amount method depending on the circumstance. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based upon historical experience and known trends.

The Company generally provides limited warranties for work that it has performed under its contracts; these warranty periods are known as the defect liabilities period (the “DLP”). The DLP typically extends for a duration ranging from 12 months to 18 months from the substantial completion of the project for the client. Historically, warranty claims have not resulted in significant costs. Contracts will include a provision whereby the client will typically withhold approximately 5.0% of the total contract value until the end of the DLP at which point the client will release the retention amounts to the Company.

F-12

Contract assets

Contract assets are recognized when progress towards completion of revenue earning activities on contracts exceeds amounts billed under the contract.

Revenue from maintenance works and services and others

Revenue is recognized to depict the transfer of promised services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Revenue from maintenance works and services and others comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things is recognized when the entity satisfied the performance obligation at a point in time generally as the services are provided for a duration of typically less than one month. The Company typically receives purchase orders or emails from its customers which will set for the terms and conditions including the transaction price, works or services to be performed, terms of performance, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the completion of the contracted services to the customer according to the works or services to be performed and terms of performance. The maintenance work and services and others consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes the revenue when the following events have occurred: (a) the Company has performed the contracted services; (b) the Company has a present right to payment; (c) the customer has legal rights to the services upon completion of works done, and (d) the customer bears significant risks and rewards of ownership of the services. The completion of this revenue process is evidenced by the customer acceptance on our document for the maintenance works and services and others.

●	Cost of Revenue

Cost of revenue consist of direct payroll costs, sub-contract costs, material costs and other indirect costs. Direct payroll costs represent the portion of salaries and wages incurred in connection with the production of deliverables under client assignments and contracts. Direct payroll costs include allocated fringe costs (i.e. health benefits, employer payroll taxes, and retirement plan contributions), paid leave and incentive compensation. Sub-contract comprises job outside to third parties. Material costs are raw materials used for the projects. Other indirect costs will be professional and miscellaneous costs associated to the projects excluded significant machinery or other long term depreciable assets and our cost of revenue presented are excluded of depreciation and amortization.

Contract costs

Contract costs consist of direct payroll costs, sub-consultant costs, material costs and other indirect costs which might include professional and miscellaneous costs associated to the projects and allocated overheads. Direct payroll costs represent the portion of salaries and wages incurred in connection with the production of deliverables under client assignments and contracts. Direct payroll costs include allocated fringe costs (i.e. health benefits, employer payroll taxes, and retirement plan contributions), paid leave and incentive compensation. Sub-contract and direct expenses include both sub-con-contract and other outside costs associated with performance under our contracts. Performance under our contracts does not involve significant machinery or other long term depreciable assets. We present direct costs exclusive of depreciation and amortization and as such we do not present gross profit on our combined financial statements.

●	Sales and Marketing

Sales and marketing expenses include related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. There were no advertising expense incurred for the six months ended June 30, 2025 and 2024.

F-13

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the six months ended June 30, 2025, the Company received government subsidies of approximately $0.003 million, which are recognized as government grant in the consolidated statements of operations.

●	Comprehensive (Loss) Income

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive (loss) income, its components and accumulated balances. Comprehensive (loss) income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive (loss) income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive (loss) income is not included in the computation of income tax expense or benefit.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended June 30, 2025 and 2024, the Company did not have any interest and penalties associated with tax positions. As of June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right of use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board (“FASB”) including ASC Topic 840, Leases.

F-14

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the six months ended June 30, 2025 and 2024, approximately $0.1 million and approximately $0.1 million contributions were made accordingly.

●	Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the six months ended June 30, 2025 and 2024, the Company has one reporting business segment.

●	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company December deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions December exist as of the date the financial statements are issued, which December result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that December result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

F-15

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2025, bank and cash balance approximately $1.9 million was maintained at financial institutions in Singapore, of which approximately $1.8 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for expected credit loss are based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

●	Exchange Rate Risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in S$ and a significant portion of the assets and liabilities are denominated in S$. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations December be affected by fluctuations in the exchange rate between US$ and S$. If S$ depreciates against US$, the value of S$ revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

F-16

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, loans receivable, amount due to a related party, accounts payable, escrow liabilities, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. The Company accounts for loans receivable at cost, subject to impairment testing. The Company obtains a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

The Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

●	Recently Issued Accounting Pronouncements

In July 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and certain other segment items on an interim and annual basis if they are regularly provided to the chief operating decision maker (“CODM”). This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities on an annual basis to disclose (1) specific categories in the tax rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied on a prospective basis, though retrospective application is permitted.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification. This update will improve disclosure and presentation requirements of a variety of topics and align the requirements in the FASB codification with the SEC’s regulations. The Company is currently evaluating the potential effect of this ASU on its combined financial statements, but does not expect the impact to be material.

F-17

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

NOTE – 4 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business segment, based on management’s assessment of available data:

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Revenue from contracts	5,977	3,561
Revenue from maintenance works and services and others	211	458

	6,188	4,019

- Over time	5,977	3,561
- At a point in time	211	458

	6,188	4,019

The Company recognizes revenue from contracts based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

Revenue from maintenance works and services and others comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things is recognized when the entity satisfied the performance obligation at a point in time generally as the services are provided for a duration of typically less than one month. The Company typically receives purchase orders or emails from its customers which will set for the terms and conditions including the transaction price, works or services to be performed, terms of performance, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the completion of the contracted services to the customer according to the works or services to be performed and terms of performance. The maintenance work and services and others consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes the revenue when the following events have occurred: (a) the Company has performed the contracted services; (b) the Company has a present right to payment; (c) the customer has legal rights to the services upon completion of works done, and (d) the customer bears significant risks and rewards of ownership of the services. The completion of this revenue process is evidenced by the customer acceptance on our document for the maintenance works and services and others.

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Singapore	6,188	4,019

	6,188	4,019

F-18

NOTE－5 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000

Accounts receivable – third parties	1,381	1,881

	1,381	1,881

For the six months ended June 30, 2025 and the financial year ended December 31, 2024, the Company made no allowance for expected credit loss and charged to the consolidated statements of operations. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and the allowance for expected credit loss, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

As of June 30, 2025 and December 31, 2024, no outstanding accounts are 90 days past due.

NOTE－6 INVENTORIES

The Company’s inventories were as follows:

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000

Finished goods at net realizable value	46	43

	46	43

NOTE－7 CONTRACT ASSETS

Contract assets, consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000

Revenue recognized to date	9,117	10,272
Less: Progress billings to date	(3,431)	(5,601)

Contract assets	5,686	4,671

The Company does not have contract liabilities as of June 30, 2025 and December 31, 2024 due to there were no billings in advance of performance obligation under contracts to the customers.

F-19

NOTE－8 PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000
At cost:
Computer and software	42	35
Furniture and fittings	15	15
Leasehold property	2,979	2,793
Machinery and equipment	4,764	3,624
Motor vehicles	6,174	5,573
Tool and equipment	1,056	952
Office equipment	110	103
Renovation	355	332
Asset in progress	8,611	6,929

	24,106	20,356
Less: accumulated depreciation	(6,532)	(5,669)

Property and equipment, net	17,574	14,687

Depreciation expense for the six months ended June 30, 2025 and 2024 were at approximately $0.7 million and approximately $0.7 million, respectively.

NOTE－9 AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	$’000	$’000

Due to related parties
Ms Liao*	5,278	5,007
Mr. Ng**	1,006	942

	6,284	5,949

The entities are related parties of the Company as follows:

The amounts are unsecured, interest-free and repayable on demand and the amounts were related to the approved the total amount of the distribution of interim dividend of approximately $4.9 million (S$6.8 million) to Ms. Liao and Mr. Ng on December 30, 2022 by SKK Works Pte Ltd.

*	Ms. Liao is our Executive Director, our Human Resources and Administrative Director and the controlling shareholder of our Company, and the amount was related to the approved the total amount of the distribution of interim dividend of approximately $4.9 million (S$6.8 million) on December 30, 2022 by SKK Works Pte Ltd.

**	Mr. Ng is our Executive Director, our Chief Operating Officer and a shareholder of our Company, and the amount was related to the approved the total amount of the distribution of interim dividend of approximately $4.9 million (S$6.8 million) on December 30, 2022 by SKK Works Pte Ltd.

F-20

NOTE－10 BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of repayments	Annual interest rate	As of June 30, 2025	As of December 31, 2024
			$’000	$’000

Term loans	5 to 15 years	2.0% to 3.7%	6,176	4,272
Bank overdraft	On demand	-	2,140	1,738

			8,316	6,010

Representing :
Within 12 months			2,432	2,558
Over 1 year			5,884	3,452

			8,316	6,010

As of June 30, 2025 and December 31, 2024, bank borrowings were comprised of term loans which bear annual interest at a fixed rate from 2.0% to 3.7% per year and become repayable in 5 to 15 years, and bank overdrafts payable on demand that were obtained from financial institutions in Singapore.

The Company’s bank borrowings currently are guaranteed by personal guarantees from Ms. Liao and Mr. Ng.

Interest related to the bank borrowings was at approximately $0.3 million and approximately $0.2 million for the six months ended June 30, 2025 and 2024, respectively.

NOTE－11 RIGHT-OF-USE ASSETS

The Company adopted ASU No. 2016-02, Leases, on January 1, 2019, the beginning of the fiscal 2019, using the modified retrospective approach. The Company determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

F-21

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the years.

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Operating lease expense (per ASC 842)	51	3

Total lease expense	51	3

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments as of June 30, 2025

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending June 30:

Period ending June 30,	Operating lease amount
$’000

2026	912
2027	2,147
Less: interest	(180)

Present value of lease liabilities	2,879

Representing:-
Current liabilities	834
Non-current liabilities	2,045

2,879

NOTE－12 SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on March 27, 2023 with authorized share of 500,000,000 ordinary shares of par value $0.001 each. On January 8, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to effect a 1:4 share sub-division (a “forward stock split”) and to change the Company’s authorized share capital to $500,000 divided into 2,000,000,000 ordinary shares, of a par value of $0.00025 each. Concurrently, Xiaoyan Liao surrendered 3,298,095 ordinary shares, Chun Seong Ng surrendered 936,869 ordinary shares, Teck Shen Tang surrendered 278,250 ordinary shares, Ease Joy surrendered 250,425 ordinary shares, Novel Challenge surrendered 250,425 ordinary shares, Ace Champion surrendered 275,468 ordinary shares and Falcon Summit surrendered 275,468 ordinary shares to the Company, respectively.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

F-22

Dividend Right: Subject to limitations under Cayman law and preferences that may apply to preferred shares that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company December issue in the future.

NOTE－13 INCOME TAXES

The provision for income taxes consisted of the following:

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Previous year
- under provision	-	5

Income tax expense	-	5

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Singapore that are subject to taxes in the jurisdictions in which they operate, as follows:

Cayman Islands

The Company is considered to be an exempted Cayman Islands Company and are presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

BVI

SKK Group is considered to be an exempted British Virgin Islands Company and are presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Singapore

SKK and SKK (M&E) are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on (loss) income before income taxes for the six months ended June 30, 2025 and 2024 are as follows:

	Six Months ended June 30,
	2025	2024
	$’000	$’000

Loss before income taxes	(215)	(543)
Statutory income tax rate	17%	17%
Income tax expense at statutory rate	(37)	(92)
Tax effect of non-deductible items	37	92
Under provision of tax for previous year	-	5

Income tax expense	-	5

F-23

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended June 30, 2025 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2025.

NOTE－14 RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the six months ended June 30, 2025 and 2024, the Company was not involved in related party transactions.

NOTE－15 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended June 30, 2025, there was one single customer who accounted for approximately 28.9% of the Company’s revenues.

For the six months ended June 30, 2024, there was one single customer who accounted for approximately 41.4% of the Company’s revenues.

(a)	Major vendors

For the six months ended June 30, 2025 and 2024, the vendor who accounted for approximately 11.4% and 19.8% or more of the Company’s purchases and its outstanding payable balances as at year end date, respectively, is presented as follows:

	2025		2024
	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable
	%	$’000%		$’000

Vendor A	11.4	466	19.8	280

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2025, bank and cash balance approximately $1.9 million was maintained at financial institutions in Singapore, of which approximately $1.8 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

F-24

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for expected credit loss based on the estimated realizable value.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

●	Internal credit rating

●	External credit rating and when necessary

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

As of June 30, 2025, there was no outstanding from a single customer whose account receivable balances of total consolidated amounts.

As of December 31, 2024, there was no outstanding from a single customer whose account receivable balances of total consolidated amounts.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of June 30, 2025 and December 31, 2024, the borrowings were at fixed interest rates.

(d)	Economic and political risk

The Company’s major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy December influence the Company’s business, financial condition, and results of operations.

(e)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady. Therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of S$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

F-25

(f)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Potential impact to the Company’s results of operations for 2025 will also depend on economic impact due to the pandemic and if any future resurgence of the virus globally, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2026.

NOTE－16 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company is involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of June 30, 2025 and December 31, 2024, the Company has no material commitments or contingencies.

NOTE－17 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after June 30, 2025, up through the date the Company issued the audited consolidated financial statements. During the period, the Company did not have any material subsequent events other than disclosed above.

F-26